SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2005

Commission File No. 1-14838

Rhodia
(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures:	An extract of a press release dated May 9, 2005 presenting the impact of Rhodia’s transition to IFRS on its consolidated financial statements for 2004; a press release dated May 10, 2005 announcing that Rhodia has signed a Memorandum of Understanding with China National Blue Star Corporation in relation to a strategic alliance of their respective silicones activities; an extract of Rhodia's financial results for the first quarter of 2005; and a press release dated May 12, 2005 announcing the results of the Board of Directors' meeting of May 11, 2005.

Incorporated by reference into Rhodia's Registration Statements on Form F-4 (Reg. No. 333-124810)
and Form S-8 (Reg. No. 333-124813)

EXTRACT OF RELEASE REGARDING
IMPACT OF FIRST-TIME ADOPTION OF IFRS
ON 2004 FINANCIAL STATEMENTS

On May 9, 2005, Rhodia presented the impact of the transition to IFRS on its consolidated financial statements for 2004.

The principal effects of the transition to IFRS relate to sales, which came to €5,486 million after the inclusion of €609 million in revenues from other industrial activities and services, €44 million in sales from joint ventures and after the elimination of (€448) million in sales from discontinued operations during 2004.

•	The IFRS 2004 net loss came to €641 million, compared with a net loss of €625 million under French GAAP. The first-time adoption of the new standards negatively impacts the net result by €71 million principally due to the treatment of deferred taxation. Excluding these items, IFRS would have had a positive impact of €55 million on 2004 net income mainly as a result of:
o	discontinuation of actuarial losses amortization on pension obligations: €36m
o	capitalization of certain development costs: €8m
o	Discontinuation of the straight-line amortization of goodwill: €10m

•	At 31 December 2004, Rhodia’s net debt under IFRS came to €2,328 million compared with €1,929 million under French GAAP owing primarily to the impact of including joint ventures debt and the consolidation of asset securitization programs recorded off-balance sheet under French GAAP.

•	As announced in January 2005, Rhodia’s negative shareholders’ equity of (€546) million under IFRS compared with a positive figure of €70 million under French GAAP at 31 December 2004 primarily reflects the impact of the immediate recognition in Liabilities of €607 million in actuarial losses on pension obligations.

_________________

*These impacts were calculated based on Rhodia’s current understanding of the IAS/IFRS norms applicable from 31 December 2005. These standards may yet be subject to changes or interpretations by the International Accounting Standards Board, which may require revisions to our current assessment of the impacts.

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Reconciliation of French GAAP to IFRS:
2004 income statement

Unaudited, In millions of euros	2004 French GAAP	IFRS reclassifications	IFRS restatements	2004 IFRS before discontinued operations	Discontinued operations	2004 IFRS after discontinued operations
SALES	5,281	609	44	5,934	448	5,486
Production costs and expenses	(4,147)	(1,055)	(19)	(5,221)	(396)	(4,825)
Administrative and selling expenses	(534)	(58)	10	(582)	(36)	(546)
Research and development expenses	(156)	(19)	8	(167)	(9)	(158)
Restructuring	(232)	33	(4)	(203)	(16)	(187)
Depreciation and amortization	(560)	560
Impairment losses recognized on goodwill		(150)	10	(140)	(5)	(135)
Other operating income (expense)		147	19	166	217	(51)
Net financial incorne/(expense)	(263)	42	(9)	(230)	(3)	(227)
Other income/(expense) *	259	(259)
INCOME BEFORE TAXES, AFFLIATED COMPANIES AND DISCONTINUED OPERATIONS	(352)	(150)	59	(443)	200	(643)
Income taxes	(56)		(68)	(124)	(22)	(102)
Equity in earnings/(losses) from affiliated companies	(58)		(7)	(65)	(68)	3
Net income/(loss) of discontinued operations					110	110
Goodwill amortization*	(150)	150
INCOME/(LOSS) BEFORE MINORITY INTERESTS	(616)		(16)	(632)		(632)
Minority interests	(9)			(9)		(9)
NET INCOME/(LOSS)	(625)		(16)	(641)		(641)

*Line not appearing on the IFRS statement of operations

Balance sheet impact
ASSETS

Unaudited, in millions of euros	31 December 2004 French GAAP	Total IFRS restatements	31 December 2004 IFRS
ASSETS
Goodwill	218	8	226
Other intangible assets	113	25	139
Tangible assets	1,974	271	2,245
Long-term loans and deposits	146	(4)	142
Investments accounted for by the equity method	113	(110)	3
Investments at cost	41	0	41
Deferred tax assets	170	(71)	99
Other long-term assets	418	(375)	43
LONG-TERM ASSETS	3,193	(255)	2,938
Inventories and work in process	679	22	701
Trade receivables and related accounts	341	429	770
Other current assets	653	(138)	515
Marketable securities	275	0	275
Cash and cash equivalents	327	10	337
CURRENT ASSETS	2,275	323	2,598
TOTAL ASSETS	5,468	68	5,536

4

Balance sheet impact
LIABILITIES
AND SHAREHOLDERS’ EQUITY

Unaudited, in millions of euros	2004 French GAAP	IFRS restatements and reclassifications	2004 IFRS
LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital	628	0	628
Additional paid-in capital	807	0	807
Retained earnings/(deficit)	(760)	(1,210)	(1,970)
Cumulative translation adjustment	(605)	594	(11)
Shareholders' equity, Group share	70	(616)	(546)
Minority interests	23	2	25
Total shareholders' equity and minority Interests	93	(614)	(521)
Provisions for pensions, deferred income taxes and other
costs in excess of one year	834	420	1,254
Deferred tax liabilities	142	(87)	55
Other long-term liabilities	66	(15)	51
Long-term debt	2,210	88	2,298
NON-CURRENT LIABILITIES	3,252	406	3,658
Short-term borrowings and current portion of long-term
debt	321	321	642
Trade payables and related accounts	845	(9)	836
Short-term provisions for pensions, deferred income
taxes and other costs	302	9	311
Other current liabilities	655	(45)	610
CURRENT UABIUT1ES	2,123	276	2,399
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,468	68	5,536

5

Sales of continuing activites and operating revenue/(loss) by Enterprise
FY 2004

Unaudited, in millions of euros	Pharma Solutions	Perfumary Performance and Agro	Polyamide	Home personal Care & Industrial Ingredients	Phosphorus Phosphates & Food	Eco Services	Acetow	Performance Products for Multi- functional coatings	Rare Earth Silicones, Silica Systema	Other & Elimination of inter-enterprises sales	Consolidated
SALES of continuing activities	240	356	1662	637	426	470	405	716	774	(200)	5486

OPERATING INCOME/(LOSSES)	(263)	(55)	51	46	10	33	68	(36)	(39)	(231)	(416)

6

PRESS RELEASE

RHODIA AND CHINA NATIONAL BLUE STAR CORP. REACH KEY STEP
TOWARDS THEIR STRATEGIC SILICONES ALLIANCE

Paris, May 10, 2005 — Following on their October 15, 2004 letter of intent, Rhodia and China National Blue Star Corporation today announced the signing of a Memorandum of Understanding marking another step forward in the formation of a strategic alliance of their respective silicones activities.

The two companies intend to build a core intermediates (methylchlorosilane) production unit in Tianjin, China, based on Rhodia’s technology. The unit will have an initial capacity of 200 kt and is planned to start up in the fourth quarter of 2007. The two companies also plan to create a co-enterprise to commercialize products manufactured through the alliance in the fast growing Asia-Pacific market.

At the same time, Rhodia and China National Blue Star Corporation are studying the feasibility of forming a global strategic alliance combining their upstream and downstream silicones activities. This joint venture would reinforce both companies’ competitiveness and innovation potential and strengthen their ability to support their customers on a worldwide basis.

The competitive access to Blue Star’s silicium metal, combined with strong integration in core intermediates in both Europe (France) and Asia (China) and Rhodia Silicones’ full range of specialties, would position this new entity as a key player with strong growth potential, particularly in Asia-Pacific.

The companies intend to complete the global joint venture of their silicones businesses by mid-2006.

EXTRACT OF FIRST QUARTER 2005 RESULTS

Rhodia reported its financial results for the first quarter of 2005 on May 12, 2005, prepared in accordance with IFRS accounting standards.

1

CONSOLIDATED INCOME STATEMENT
(IFRS)

(Unaudited, €m)	Q1 2004	Q1 2005

Net Sales	1,316	1,458

Restructuring	-23	-5

Other gains and losses	1	0

Operating Profit	6	55

Financial result	-77	-115

Income Tax	-23	-8

Equity in earnings of affiliated companies	-6	0

Discontinued operations	9	-6

Minority Interests	0	2

Net result after minority interests	-92	-72

Earning/(loss) per share (euro)*	-0.51	-0.11

* calculated on the base of 179 309 188 shares as of March 31st, 2004 and 627 582 158 shares as of March 31st, 2005

SIMPLIFIED CONSOLIDATED BALANCE SHEET
(IFRS)

	December 04	March 05
(Unaudited in millions of euro)

Fixed Assets	2,938	2,928

Current Net Assets	540	836

Total Assets	3,478	3,764

Shareholders' Equity*	-521	-572

Short Term & Long Term Liabilities	1,671	1,720

Net Debt	2,328	2,616

Total Liabilities	3,478	3,764

* including minority interests

(Unaudited, in millions of euro)	Q1 2004	Q1 2005
	restated*
RHODIA (consolidated)		(B)
Net Sales	1,316	1,458
Operating Income/(Loss)	6	55

NOVECARE
Net Sales	266	231
Operating Income/(Loss)	19	20

SILCEA
Net Sales	195	202
Operating Income/(Loss)	0	10

COATIS
Net Sales	165	200
Operating Income/(Loss)	-6	8

POLYAMIDE
Net Sales	370	471
Operating Income/(Loss)	23	50

ACETOW
Net Sales	97	93
Operating Income/(Loss)	19	13

* Restated: same perimeter and exchange rate (conversion)

ECO SERVICES
Net Sales	50	49
Operating Income/(Loss)	6	7

ORGANICS
Net Sales	86	100
Operating Income/(Loss)	-16	1

RPS
Net Sales	62	53
Operating Income/(Loss)	-15	-11

Inter company Sales & Others	25	59

CORPORATE & OTHERS

Operating Income/(Loss)	-24	-43

PRESS RELEASE

INFORMATION REGARDING THE BOARD OF DIRECTORS’ MEETING

Paris, May 12, 2005 – The Rhodia Board of Directors met on May 11 and reviewed the proposed resolutions that will be submitted to shareholders at the June 23 Annual General Meeting of Rhodia Shareholders.

•	The Board recommends that shareholders elect as Directors Pascal Colombani, former Chairman and Chief Executive Officer of the French Atomic Energy Commission and former Chairman of the Supervisory Board of Areva, and Olivier Legrain, Chairman and Chief Executive Officer of Materis, to replace Mr. Bruel and Mr. Langlois, whose terms as Directors are expiring.

Their election will increase to seven, or a large majority of the Board, the number of independent directors.

•	Noting that Walter Cirillo’s term as Director expires at the next Annual Meeting and acting on the proposal of Rhodia Alliance, the association representing the Group’s employee shareholders, the Board will also ask shareholders to elect as Director Jacques Kheliff, the Group’s Vice President for Sustainable Development.

•	Lastly, the Board reviewed the resolutions submitted by Colette Neuville jointly with and on behalf of Hugues de Lasteyrie and the Valauret company, which call for the removal of two Directors, Yves-René Nanot and Hubertus Sulkowski.

The Board unanimously recommends that shareholders vote against these resolutions. It reaffirms its support for the recovery plan assertively undertaken since October 2003 by the senior management team, expresses its full confidence in Yves-René Nanot, Chairman of the Board, and Jean-Pierre Clamadieu, Chief Executive Officer, and calls on shareholders to re-elect Mr. Clamadieu to the Board. The Board is convinced that the recovery plan, which has steadily improved the Group’s situation over the past 18 months, must be pursued to enable Rhodia to return to a level of operational profitability in line with its competitors.

Pascal Colombani, 59, graduated from Ecole Normale Supérieure in France, Physics habilitation (aggregation) (1969) and holds a doctorate in physics (1974). He began his career at France’s CNRS Nuclear Physics Institute before spending nearly 20 years at Schlumberger in various positions in Europe and the United States, before becoming president of the company’s subsidiary in Tokyo. From 1998 to 1999, he was director of technology at the French ministry of education, research and technology, and at the end of 1999 he was appointed chairman and CEO of France’s Atomic Energy Commission (CEA), a position he held until December 2002. He was chairman of AREVA’s Supervisory Board until 2003. Mr. Colombani serves on the board of directors of British Energy and Alstom.

Olivier Legrain, 52, Ingénieur civil de Mines, joined Rhône-Poulenc in 1986, as Chief Operating Officer of the Basic Chemicals Division. He held a number of senior executive positions in different Rhône-Poulenc divisions before joining Lafarge in 1994, where he served as Group Chief Operating Officer, then led the specialty materials business in 1995 and strategy in 1997. Since 2001, he is Chairman and CEO of Materis, created from Lafarge’s specialty materials business.

.../...

Jacques Kheliff, 52, started his career with Rhône-Poulenc at the Chalampé factory. He held a number of positions, notably in the Purchasing Department. At the same time, he became involved in CFDT trade union activities within the company, before pursuing these activities at the regional and national levels. He rose to the position of General Secretary of the Unified Federation of Chemical Industry Workers and became a member of CFDT’s national bureau, prior to being named General Secretary of the CFDT Federation of Chemical and Energy Industry Workers. In addition, he was vice-president of the European Mine, Chemical and Energy Workers Federation (EMCEF). In November 2002, he joined Rhodia as Assistant and Special Advisor to the President for Sustainable Development, and in October 2003 he was appointed Vice President for Sustainable Development.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005	RHODIA
By: /s/ Bruno Mouclier
Name: Bruno Mouclier Title: Chief Financial Officer